NEPTUNE
MARINE

82-34919

13 March 2006

06012028

SEC MAIL PROCESSING RECEIVED MAR 27 2006 WASH. DC 185 SECTION

US Securities and Exchange Commission
Attention: Filing Desk
100 F Street, N.E.
Washington DC 20549
USA

SUPPL

Dear Filing

NEPTUNE MARINE SERVICES LIMITED ASX ANNOUNCEMENTS

Please find attached ASX announcements for Neptune Marine Services Limited for the month of December. These documents relate to a submission by Neptune under Rule 12g3-2(b).

Yours sincerely
NEPTUNE MARINE SERVICES LTD

pp

Clive Langley
Executive Director

PROCESSED
MAR 30 2006
THOMSON
FINANCIAL

dw 3/29

NEPTUNE
MARINE

ACN 105 665 843

NEPTUNE APPOINTS FORMER SCHLUMBERGER VICE PRESIDENT TO DRIVE GLOBAL EXPANSION

PERTH, WA **THURSDAY 2 FEBRUARY 2006**

A former international Vice President for the global oilfield services group, Schlumberger Limited – has been appointed by Neptune Marine Services Limited (NMS) as Managing Director to drive the overseas expansion of Australia's only listed underwater welding group.

Neptune announced today that it had appointed Mr Christian Lange to the position, effective from next week.

In a 16 year career with Schlumberger, Mr Lange held a range of senior executive positions responsible for operations, capital markets, marketing, business strategy and general management.

He is also a former Managing Director and Chief Executive Officer of the minerals based manufacturing and distribution company, SDS Corporation Limited, successfully executing that Company's restructuring and turnaround strategy.

"Neptune is poised in 2006 to rapidly commercialise our unique welding technology in our key initial target markets of Australia, Asia, the Middle East and the US," Neptune's Executive Director, Mr Clive Langley, said today.

"It is essential for success within this environment that we have a senior management structure highly experienced in the global business environment, corporate strategy, joint ventures, alliances, marketing and relevant international contacts in the oil, gas, energy, water infrastructure, engineering, and defence and civilian naval sectors particularly," Mr Langley said.

"Our technology is such that we expect exponential growth in demand as our target markets review our expanding track record, and the time, cost and quality parameters the system delivers. Mr Lange's international experience will service these growth objectives."

In his most recent Vice President's position in New York and Paris with Schlumberger, Mr Lange was responsible for the group's key capital markets, merger and acquisitions advice and investor relations. He has also held senior management positions in operations, marketing and business strategy for the Middle East, North Africa and South America.

The Perth-based appointment coincides with Neptune Marine's recent milestones for its underwater welding technology including its breakthrough overseas contract, its first oil and gas sector contract, the first development from its alliance with one of Asia's largest maritime services group, and repeat business with the Royal Australian Navy.

Neptune announced earlier this week that it had established a full time operations base within the Royal Australian Navy's Garden Island facility in Sydney – one of the few contractors awarded such privilege.

The Company is due to commence field trials next month with the WA Water Corporation, on the application of its underwater welding technology to more rapidly ease the crisis facing Perth's ageing public water pipe network.

CHRISTIAN LANGE PHOTO:

A head & shoulders photograph of Mr Lange is available by emailing Kevin@fieldpr.com.au

CONTACT:

Clive Langley
Executive Director
Neptune Marine Services Limited
T: (08) 9226 5722

Kevin Skinner
Field Public Relations
(08) 8234 9555
0414 822 631

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

NEPTUNE MARINE SERVICES LIMITED

ABN

76 105 665 843

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

Questions 1 to 10 Not Applicable

Part 2 - Bonus issue or pro rata issue

Questions 11 to 33 Not Applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Questions 35 to 37 - Not Applicable

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	**1,900,000**
39	Class of +securities for which quotation is sought	**Ordinary fully paid shares**
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	**Exercise of unlisted options at 25 cents each (expiry date: 30 June 2006)**

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
21,030,501	**Ordinary fully paid shares**
6,359,875	**Options exercisable at 20 cents each on or before 31 December 2010**

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: **20 February 2006**
Company secretary

Print name: **Mr Kim Hogg**

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

NEPTUNE MARINE SERVICES LIMITED

ABN

76 105 665 843

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Options.**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**100,000.**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Options exercisable at $0.59 each on or before 7 February 2011.**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**No.** **Options over unissued shares may only be exercised in accordance with their terms and conditions. Upon conversion of the options to shares, the shares will rank equally with existing shares.**
5	Issue price or consideration	**Nil.**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**The options have been issued to an employee of the Company under the terms and conditions of the Neptune Marine Services Limited Incentive Option Scheme.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**7 February 2011.**

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
19,130,501	**Ordinary fully paid shares.**
6,359,875	**Options exerciseable at 20 cents each on or before 31 December 2010.**

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
13,000,000	**Ordinary Shares.**
17,650,000	**Options exercisable at 20 cents each on or before 31 December 2010.**
3,150,000	**Unlisted options.**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Not Applicable**

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

Questions 11 to 33 Not Applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

Questions 34 to 42 - Not Applicable

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 13 February 2006
(Company secretary)

Print name: **Kim Hogg**

== == == == ==

+ See chapter 19 for defined terms.

NEPTUNE MARINE

21 February 2006

Company Announcements Office
Australian Stock Exchange
PO Box H224
Australia Square
Sydney NSW 2000

Dear Sir/Madam

RESIGNATION OF DIRECTOR

Neptune Marine Services Limited wishes to advise that Mr Andrew Harrison has resigned as a Director of the Company, effective immediately. Andrew has decided to pursue other endeavours, and the Board extends their best wishes to him in those activities.

Attached is Mr Harrison's *"Appendix 3Z – Final Director's Interest Notice"*, as well as his *"Appendix 3Y – Change of Director's Interest Notice"* following his conversion of options on 20 February 2006.

Yours faithfully

Kim Hogg
Company Secretary

About Neptune:

Neptune Marine Services Limited is the owner of the Neptune Dry Underwater Welding System, a patented technology that allows permanent in-situ weld repairs to be carried out underwater. The technology has class society approval for use, and is currently being commercialised globally.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Neptune Marine Services Limited**
ABN	**76 105 665 843**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Andrew Harrison**
Date of last notice	**1 March 2005**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	**Indirect.**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**Registered Holder: Relentless Corporation Pty Ltd as trustee for Sun Tzu Trust.** **Mr Harrison is a director of the company which is the registered holder.**
Date of change	**20 February 2006.**
No. of securities held prior to change	**1,900,000 options exercisable at 25 cents each on or before 30 June 2006.**
Class	**Shares.**
Number acquired	**1,900,000.**
Number disposed	**Nil.**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**$475,000**

+ See chapter 19 for defined terms.

No. of securities held after change	**1,900,000 ordinary fully paid shares.**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Exercise of options.**

Part 2 – Change of director's interests in contracts

Detail of contract	**Not Applicable**
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Neptune Marine Services Limited
ABN	76 105 665 843

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Andrew Harrison
Date of last notice	21 February 2006
Date that director ceased to be director	21 February 2006

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Registered Holder: Relentless Corporation Pty Ltd as trustee for Sun Tzu Trust. (Mr Harrison is a director of the company which is the registered holder.)	1,900,000 ordinary fully paid shares.

Part 3 – Director's interests in contracts

Detail of contract	Not Applicable
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Form 603

Corporations Act 2001

Section 671B

Notice of initial substantial shareholder

To:	Company name/ Scheme	NEPTUNE MARINE SERVICES LIMITED
ACN/ ARSN		105 665 813

1. Details of substantial holder (1)

Name	RELENTLESS CORPORATION PTY LTD AS TRUSTEE FOR THE SUN TZU TRUST
ACN/ ARSN (if applicable)	110 026 670

The holder became substantial on 20/02/2006

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial shareholder because a substantial shareholder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting Power (6)
ORDINARY FULLY PAID SHARES	1,900,000	1,900,000	5.58%

3. Details in relevant interests

The nature of, a relevant interest of the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
RELENTLESS CORPORATION PTY LTD	DIRECTLY HELD	1,900,000 ORDINARY FULLY PAID SHARES

4. Details of present registered holders

The persons registered as holders of the securities referred to in 3 paragraph above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
RELENTLESS CORPORATION PTY LTD	RELENTLESS CORPORATION PTY LTD	RELENTLESS CORPORATION PTY LTD	1,900,000 ORDINARY FULLY PAID SHARES

5. Consideration

The persons registered as holders of the securities referred to in 3 paragraph above are as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
RELENTLESS CORPORATION PTY LTD	21 FEBRUARY 2006	$475,000	-	1,900,000 ORDINARY FULLY PAID SHARES

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial shareholder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
RELENTLESS CORPORATION PTY LTD	LEVEL 1, 216 STIRILING HIGHWAY CLAREMEONT WA 6009

Signature

print name ANDREW HARRISON capacity DIRECTOR

sign here date 23 FEBRUARY 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial shareholder

To: Company name/ Scheme	Neptune Marine Services Limited
ACN/ ARSN	105 665 813

1. Details of substantial holder (1)

Name	RELENTLESS CORPORATION PTY LTD AS TRUSTEE FOR THE SUN TZU TRUST
ACN/ ARSN (if applicable)	110 026 670
The holder ceased to be a substantial holder on	21 FEBRUARY 2006
The previous notice was given to the company on	23 FEBRUARY 2006
The previous notice was dated on	23 FEBRUARY 2006

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
21 FEBRUARY 2006	RELENTLESS CORPORATION PTY LTD	OFF MARKET TRANSFER	$375,000	1,500,000 ORDINARY SHARES	RELENTLESS CORPORATION PTY LTD

5. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are:

Name	Address
RELENTLESS CORPORATION PTY LTD	LEVEL 1, 216 STIRLING HIGHWAY CLAREMONT WA

Signature

print name ANDREW HARRISON capacity DIRECTOR

sign here [signature] date 24.2.06